UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE 13D
(Amendment No. )*

CHINA BAK BATTERY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

16936Y 209
(CUSIP Number)

Yunfei Li
BAK Industrial Park, Meigui Street, Huayuankou Economic Zone,
Dalian, China 116422
86-411-39185985

Copies to
Thomas Shoesmith
Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, CA 94304-1115
(650) 233-4500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2016
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 16936Y 209

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yunfei Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,030,000 shares of common stock (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,030,000 shares of common stock(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,030,000 shares of common stock(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%(1)
14.	TYPE OF REPORTING PERSON IN

(1)Including 30,000 restricted shares of the Company’s common stock which were granted to the Reporting Person on June 30, 2015 under the Company’s 2015 Equity Incentive Plan. The restricted shares vest over a three year period in 12 equal quarterly installments with the first vesting date on June 30, 2015.

(2) Based on 17,145,493 shares of common stock outstanding as of February 12, 2016, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 16, 2016

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this statement is qualified in its entirety by the provisions of such Exhibits.

Item 1. Security and Issuer.

The name of the issuer is China BAK Battery, Inc., a Nevada corporation (the "Company"), which has its principal executive offices at BAK Industrial Park, Meigui Street, Huayuankou Economic Zone, Dalian, China 116422. This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of the Company.

Item 2. Identity and Background.

(a) The person filing this statement is Yunfei Li (the “Reporting Person”).

(b)-(c) The business address of the Reporting Person, which also serves as his principal office, is at BAK Industrial Park, Meigui Street, Huayuankou Economic Zone, Dalian, China 116422. The Reporting Person is the Chief Executive Officer and Chairman of the Company.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

On March 4, 2016, the Reporting Person entered into a stock purchase agreement with Xiangqian Li, pursuant to which the Reporting Person purchased 3,000,000 shares of Common Stock in a private transaction from Xiangqian Li for $7.2 million at a price of $2.40 per share. Such shares were purchased with the Reporting Person’s personal funds.

On June 30, 2015, the Reporting Person was granted 30,000 shares of restricted stock under the Company’s 2015 Equity Incentive Plan. The restricted shares vest over a three year period in 12 equal quarterly installments with the first vesting date on June 30, 2015.

Item 4. Purpose of Transaction.

The Reporting Person acquired 3,000,000 shares of the Common Stock as described in Item 3 above for investment purposes.

Other than as described above in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b)        As of the date of this statement, the Reporting Person beneficially owns 3,030,000 shares of Common Stock, representing approximately 17.6% of the outstanding shares of the Company (based on 17,145,493 shares of Common Stock outstanding as of February 12, 2016, as reported in theCompany’s Quarterly Report on Form 10-Q filed with the SEC on February 16, 2016). For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person has the sole voting and dispositive power over 3,030,000 shares of Common Stock.

(c)        Other than the transactions described Item 3 above, the Reporting Person has not been involved in any transactions involving Common Stock of the Company in the last 60 days.

(d)        None.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Stock Purchase Agreement by and between Xiangqian Li and Yunfei Li, dated March 4, 2016.

99.2	Restricted Share Award Agreement by and between the Company and Yunfei Li, dated June 30, 2015.

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2016

/s/ Yunfei Li
Yunfei Li